Special Meeting of Shareholders and Optionholders

March 28, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3

Votes by Ballot
Matter of Business	Outcome of Vote	Votes For	Votes Against

The approval of an arrangement under section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule 1 to the Arrangement Agreement dated as of February 28, 2005 among Paramount Resources Ltd., Trilogy Energy Trust, Trilogy Holding Trust, Trilogy Energy Ltd., 1155120 Alberta Ltd., 1136980 Alberta Ltd. and Paramount Oil & Gas Ltd. , which Arrangement Agreement is attached as Appendix C to the information circular of Paramount Resources Ltd. dated February 28, 2005
Passed by shareholders and optionholders voting together as a single class

	Passed by shareholders after excluding the votes attached to common shares that, to the knowledge of Paramount Resources Ltd. and its directors and senior officers, after reasonable inquiry, are beneficially owned or over which control and direction is exercised by the Excluded Shareholders (as defined in the Plan of Arrangement)	99.96% 99.85%	0.04% 0.15%